Exhibit 99.3

REGISTRATION RIGHTS AGREEMENT

BY AND BETWEEN

OSN STREAMING LIMITED

and

ANGHAMI INC.

Dated as of April 1, 2024

i

ii

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT, dated as of April 1, 2024 (this “Agreement”) by and between OSN Streaming Limited, an exempted company incorporated in the Cayman Islands with limited liability, with registration No. 404857, whose registered office is at PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands (“Subscriber”) and Anghami Inc., an exempted company incorporated in the Cayman Islands with limited liability, with registration No. 372207, whose registered office is at PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands (the “Company”). Capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to such terms in the Transaction Agreement.

WHEREAS, prior to the execution of this Agreement, the Company and Subscriber entered into that certain Transaction Agreement, dated as of 21 November 2023 (the “Transaction Agreement”), pursuant to which, among other things, Subscriber will acquire from the Company the Company Consideration Shares, all upon the terms and subject to the conditions set forth in the Transaction Agreement; and

WHEREAS, in connection with the closing of the transactions contemplated by the Transaction Agreement, the Company and Subscriber desire to enter into this Agreement to, among other things, provide for the management and governance of the Company and set forth certain rights and obligations in respect of the Company Consideration Shares generally.

NOW, THEREFORE, in consideration of the foregoing and of the mutual agreements, covenants, representations, and warranties contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the Parties hereby agree as follows:

Article I

Definitions

Section 1.01 Certain Defined Terms. For purposes of this Agreement, the following terms shall have the following meanings:

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. For purposes of this definition, “control” (including the terms “controlled by” and “under common control with”) with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly or as trustee, personal representative or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee, personal representative or executor, by Contract or otherwise. Notwithstanding the foregoing, no Person other than Panther Media Group Limited and its direct and indirect Subsidiaries shall be deemed an Affiliate of Subscriber.

“Agreement” shall have the meaning set forth in the Preamble.

“Audit Committee Director” means Kaswara Saria Alkhatib.

“Beneficially Owned” or “Beneficial Owner” means to have “beneficial ownership” of any securities within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act as in effect on the date of this Agreement.

“Blackout Period” shall have the meaning set forth in Section 4.03(b).

“Business Day” means a day, other than a Saturday or Sunday or other day on which commercial banks are authorized or required by applicable Law to close in Dubai, United Arab Emirates or New York City, New York.

“Chairman” means the chairperson of the Company Board.

“Commission” means the United States Securities and Exchange Commission or any successor agency.

“Company” shall have the meaning set forth in the Preamble.

“Company Board” means the board of directors of the Company.

“Demand Registration Statement” shall have the meaning set forth in Section 4.02.

“Demand Request” shall have the meaning set forth in Section 4.02.

“Director” means a member of the Company Board.

“Equity Issuance” means any issuance, sale or placement of any Ordinary Shares or other Equity Interests of the Company or any of its Subsidiaries, and any issuance, sale or placement of any other securities, including notes, debentures or other Indebtedness, of the Company or any of its Subsidiaries that are convertible or exchangeable into, or exercisable for, Ordinary Shares or other Equity Interests of the Company or any of its subsidiaries, other than securities issued (a) to managers, officers, Directors or employees of the Company or any of its Subsidiaries pursuant to an equity option, equity purchase or equity bonus plan, agreement or arrangement; provided, that any of the foregoing plans, agreements and arrangements are approved by the Company Board (or a duly authorized committee thereof), (b) in connection with any share split or share dividend (including dividends on preferred shares whether in the form of Ordinary Shares or preferred shares) paid on a proportionate basis to all holders of the affected class of share capital or recapitalization approved by the Company Board, (c) as consideration in any direct or indirect acquisition (of shares or assets) or business combination by the Company or any of its Subsidiaries whether by merger, asset purchase, share purchase or other reorganization, and (d) in connection with the issuance of Ordinary Shares upon conversion or exercise of the Company’s or any of its Subsidiaries’ notes, debentures or other Indebtedness or any outstanding warrants (in each case, existing as of the date of this Agreement) in accordance with the terms of such notes, debentures, other Indebtedness or warrants.

“Equity Issuance Price” means, with respect to any Equity Issuance, the same price per share offered to other investors in such Equity Issuance; provided that if such Equity Issuance is an Underwritten Offering, such price shall be the price offered to the public in such Underwritten Offering, net of any underwriters’ discounts or commissions applicable to such publicly offered shares so long as the Company is not required to pay any underwriters’ discounts or commissions with respect to any shares purchased by Subscriber.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“F-3/S-3 Eligible” shall have the meaning set forth in Section 4.01.

“FINRA” means the Financial Industry Regulatory Authority.

“Freely Transferable” shall mean, with respect to the Ordinary Shares, the time at which (a) such Ordinary Shares may be sold to the public pursuant to Rule 144 by a Person that is not an “affiliate” (as defined in Rule 144) of the Company without regard to any of the conditions specified therein (other than the holding period requirement in paragraph (d) of Rule 144 so long as such holding period requirement is satisfied at such time of determination); and (b) either (i) such certificate for Ordinary Shares does not bear any restrictive legends relating to the Securities Act, or (ii) the Company has advised the holder of such Ordinary Shares that upon presentation of adequate proof of non-affiliate status, such legend would be removed.

“Indemnifying Party” shall have the meaning set forth in Section 7.03(a).

“Inspectors” shall have the meaning set forth in Section 4.07(a)(viii).

“Issuer Free Writing Prospectus” means an issuer free writing prospectus, as defined in Rule 433 under the Securities Act.

“Legacy Directors” means Elie Habib and Eddy Maroun.

“Losses” shall have the meaning set forth in Section 7.01.

“Maximum Number” shall have the meaning set forth in Section 4.05.

“Nasdaq” means the Nasdaq Stock Market LLC.

“Offering Expenses” shall have the meaning set forth in Section 4.08.

“Other Holder” shall have the meaning set forth in Section 4.05.

“Ordinary Shares” means the Company’s common ordinary shares with a per share par value of $0.0001.

“Parties” means the parties to this Agreement, together with such Persons who become a party to or bound by the provisions of this Agreement in accordance with the terms hereof (including pursuant to the execution of customary joinder documentation reasonably acceptable to Subscriber and the Company).

“Person” means any individual, corporation, partnership (exempt, general or limited), limited liability company, association, trust, joint venture or other entity or organization or any Governmental Authority.

“Piggyback Registration” shall have the meaning set forth in Section 4.04.

“Piggyback Request” shall have the meaning set forth in Section 4.04.

“Piggyback Securities” shall have the meaning set forth in Section 4.04.

“Pro Rata Portion” means, with respect to Subscriber and its Subsidiaries at a given time and with respect to a given Equity Issuance, a number of Ordinary Shares, other share capital or other securities of the Company to be issued, sold or placed in the Equity Issuance equal to the product of (a) the number of Ordinary Shares, other share capital or other securities proposed to be issued, sold or placed in the Equity Issuance, multiplied by (b) a fraction, the numerator of which is the aggregate number of Ordinary Shares immediately prior to the Equity Issuance, and the denominator of which is the aggregate number of Ordinary Shares outstanding immediately prior to the Equity Issuance, in each case calculated on a fully diluted basis.

“Proceeding” means any action, cause of action, bid protest, investigation, claim, hearing, lawsuit, arbitration, litigation, suit or other similar proceeding (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, and whether public or private), in each case, commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority or arbitrator.

“Records” shall have the meaning set forth in Section 4.07(a)(viii).

“Registrable Securities” means any Ordinary Shares currently owned or hereafter acquired by Subscriber or its Affiliates. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when (a) a registration statement registering such securities under the Securities Act has been declared effective and such securities have been sold or otherwise transferred by the holder thereof pursuant to such effective registration statement; (b) such securities are sold in accordance with Rule 144 (or any successor provision) promulgated under the Securities Act; (c) when such securities have become Freely Transferable; or (d) when such securities cease to be outstanding.

“Registration Expenses” shall have the meaning set forth in Section 4.08.

“Representatives” means, with respect to any Person, such Person’s directors, managers, officers, employees, agents, consultants or advisors (including attorneys, accountants, bankers and financial advisors).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Selling Holders” shall have the meaning set forth in Section 4.07(a)(i).

“Shareholder” means each holder of Ordinary Shares who becomes a party to or bound by the provisions of this Agreement in accordance with the terms hereof (including pursuant to the execution of customary joinder documentation reasonably acceptable to Subscriber and the Company).

“Subscriber” shall have the meaning set forth in the Preamble.

“Subsidiary” means, with respect to a Party, any Person of which (a) such Party or any other Subsidiary of such Party is a managing member or general partner, (b) at least a majority of the securities or other Equity Interests having by their terms ordinary voting power to elect a majority of the directors or others performing similar functions with respect to such Person is directly or indirectly owned or controlled by such Party or by any one or more of such Party’s Subsidiaries, or by such Party and one or more of its Subsidiaries or (c) at least a majority of the Equity Interests is directly or indirectly owned or controlled by such Party or by any one or more of such Party’s Subsidiaries, or by such Party and one or more of its Subsidiaries.

“Takedown Prospectus Supplement” shall have the meaning set forth in Section 4.01.

“Takedown Request” shall have the meaning set forth in Section 4.01.

“Transaction Agreement” shall have the meaning set forth in the Preamble.

“Underwriting Agreement” means any underwriting agreement between the Company and the underwriters named therein.

“Underwritten Offering” shall have the meaning set forth in Section 4.01.

“Votes” means the number of votes entitled to be cast generally in the election of Directors.

“Voting Power” means, as of any date of determination, the ratio, expressed as a percentage, of (a) the number of Votes underlying the Voting Securities Beneficially Owned by Subscriber and its Affiliates to (b) the aggregate Votes entitled to be cast by all holders of the then-outstanding Voting Securities.

“Voting Securities” means, together, (a) the Ordinary Shares and (b) any other class of share capital or other securities of the Company which may be issued and outstanding on or after the date hereof (other than the Ordinary Shares) that are entitled to vote generally in the election of Directors.

Section 1.02 Construction. For the purposes of this Agreement, unless expressly provided otherwise:

(a) the definitions of terms herein shall apply equally to the singular and plural forms of the terms defined;

(b) whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms;

(c) the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”;

(d) references to any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including by succession of comparable successor Laws, and to any rules or regulations promulgated thereunder;

(e) any reference herein to any Person shall be construed to include such Person’s successors and permitted assigns;

(f)  the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof;

(g) all references herein to Articles, Sections, Exhibits, Schedules and Annexes shall be construed to refer to Articles, Sections of, Exhibits and Schedules and Annexes to, this Agreement;

(h) the headings, captions and table of contents for this Agreement are for convenience of reference only and are not to affect the construction of, or to be taken into consideration in interpreting, this Agreement;

(i)  references in this Agreement to “extent” in the phrase “to the extent” shall mean the degree to which a subject or other item extends and shall not simply mean “if;”

(j)  the use of “or” is not exclusive unless expressly indicated otherwise;

(k) references to the words “day” and “days” refer to calendar day(s);

(l)  references to sums of money are expressed in the lawful currency of the United States of America, and “$”, “US$” and “Dollars” refer to U.S. Dollars; and

(m) if any period referred to herein expires on a day which is not a Business Day, or any event or condition is required by the terms of this Agreement to occur or be fulfilled (including the making of any payment required hereunder) on a day which is not a Business Day, such period shall expire on or such event or condition shall not be required to occur or be fulfilled until, as the case may be, the next succeeding Business Day.

Section 1.03 No Presumption. The Parties have participated jointly in the negotiation and drafting of this Agreement and each has been represented by counsel of its choosing. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

Article II
Representations and Warranties

Section 2.01 Representations and Warranties of the Company. The Company represents and warrants to Subscriber that as of the date hereof:

(a) The Company is duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has all necessary corporate power and authority to own, lease and operate its properties and to carry on its business as currently being conducted. The Company is qualified to do business and is in good standing in the jurisdictions in which the conduct of its business or locations of its assets or properties makes such qualification necessary, except where the failure to be so qualified to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) The Company has all necessary power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by the Company of this Agreement and the performance by the Company of its obligations hereunder have been duly authorized and approved by all necessary corporate action and no other corporate action on the part of the Company (including any governing body, Shareholder or other equityholder of the Company) is necessary to authorize the execution and delivery by the Company of this Agreement or the performance by the Company of its obligations hereunder.

(c) This Agreement has duly executed and delivered by the Company and constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject in each case to the Bankruptcy and Equity Exceptions.

(d) The execution and delivery by the Company of this Agreement and the performance by the Company of its obligations hereunder do not and will not (i) violate, conflict with or result in the breach of any provision of the Governing Documents of the Company; (ii) contravene, conflict with or violate any Law or Order applicable to the Company or by which the Company or any of the assets or properties of the Company is bound or subject; or (iii) violate, conflict with, result in any breach of, constitute a default (or an event which, with or without the giving of notice or lapse of time, or both, would become a default) under, or result in the loss of any right or benefit under, or result in the creation or imposition of any Encumbrance (other than a Permitted Encumbrance) on, require any consent, approval or waiver under, or give to others any rights of termination, amendment, acceleration or cancellation of, any Material Contract or Permit, except in the case of clauses (ii) and (iii) for any such breaches, defaults, rights or Encumbrances that have not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 2.02 Representations and Warranties of Subscriber. Subscriber represents and warrants to the Company that as of the date hereof:

(a) Subscriber is duly organized, validly existing and in good standing (to the extent such concept is recognized under applicable Law) under the Laws of the Cayman Islands and has all necessary corporate power and authority to own, lease and operate its properties and to carry on its business as currently being conducted.

(b) Subscriber has all necessary power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by Subscriber of this Agreement and the performance by Subscriber of its obligations hereunder have been duly authorized and approved by all necessary corporate action and no other corporate action on the part of Subscriber (including any governing body, shareholder or other equityholder of Subscriber) is necessary to authorize the execution and delivery by Subscriber of this Agreement or the performance by Subscriber of its obligations hereunder.

(c) This Agreement has been duly executed and delivered by Subscriber, constituting a legal, valid and binding agreement of Subscriber, enforceable against Subscriber in accordance with its terms, subject in each case to the Bankruptcy and Equity Exceptions.

(d) The execution and delivery by Subscriber of this Agreement and the performance by Subscriber of its obligations do not and will not (i) violate, conflict with or result in the breach of any provision of the Governing Documents of Subscriber; (ii) contravene, conflict with or violate any Law or Order applicable to Subscriber or by which Subscriber or any of the assets or properties of Subscriber is bound or subject; or (iii) violate, conflict with, result in any breach of, constitute a default (or an event which, with or without the giving of notice or lapse of time, or both, would become a default) under, or result in the loss of any right or benefit under, or result in the creation or imposition of any Encumbrance (other than a Permitted Encumbrance) on, require any consent, approval or waiver under, or give to others any rights of termination, amendment, acceleration or cancellation of, any Material Contract or Permit of Subscriber, except in the case of clauses (ii) and (iii) for any such breaches, defaults, rights or Encumbrances that have not had, or would not reasonably be expected to have, individually or in the aggregate, a Subscriber Material Adverse Effect.

Article III
Corporate Governance

Section 3.01 Initial Company Board. As of immediately following the Closing Date, the Company Board shall initially have seven (7) Directors, comprised of (a) four (4) individuals designated by Subscriber (which shall include the Chairman of the Company) (the “Subscriber Directors”), (b) the Legacy Directors, and (c) until such time as the financial statements for the financial year ended prior to the date of this Agreement are approved, the Audit Committee Director. After the date that the Audit Committee Director has resigned, the Company and Subscriber shall, on or prior to 31 August 2024, designate by mutual agreement one (1) individual to serve as a Director.

Section 3.02 Continued Board Representation.

(a) For so long as this Agreement is in effect, subject to Section 3.02(h), the Company and each Shareholder shall take all necessary actions within their respective control (including voting or causing to be voted all of the Voting Securities held of record by each Shareholder or Beneficially Owned by each Shareholder) so as to cause the following Directors to be appointed or elected to the Company Board (“Subscriber Designees”), and to cause such Directors to continue in office:

(i)   a number of Subscriber Designees that is equal to at least a majority of the Company Board shall be individuals designated by Subscriber, for so long as Subscriber’s Voting Power is 50% or more; and

(ii)   a number of Subscriber Designees that is equal to at least one Subscriber Designee shall be individuals designated by Subscriber, for so long as Subscriber’s Voting Power is at least 10%.

For the avoidance of doubt, nothing in this Section 3.02(a) shall limit in any way Subscriber’s rights to appoint or elect to the Company Board such number of Directors as Subscriber may be entitled to appoint or elect under the Governing Documents of the Company or applicable Law.

(b) Subscriber shall have the right to designate the Chairman of the Company.

(c) At the 2024 annual general meeting of Shareholders, the Company and each Shareholder shall take all necessary actions within their respective control (including voting or causing to be voted all of the Voting Securities held of record by each Shareholder or Beneficially Owned by each Shareholder) so as to cause each of the Legacy Directors to be appointed as a Director. The obligations of this Section 3.02(c) may not be repealed, amended or otherwise modified in any manner adverse to the Legacy Directors without the written consent of the Legacy Directors, except as required by applicable Law. Each of the Legacy Directors is intended to be a third-party beneficiary of this Section 3.02(c), with full rights of enforcement of this Section 3.02(c) as if a Party.

(d) Each Subscriber Designee and Legacy Director shall not be prohibited or disqualified from serving as a Director pursuant to any applicable rule or regulation of the SEC, Nasdaq or any other applicable stock exchange on which securities of the Company are listed or by applicable law.

(e) In the event that a vacancy is created at any time by the death, disability, retirement, resignation or removal (with or without cause) of any Director previously designated by Subscriber, (i) Subscriber shall have the right to promptly designate a replacement for such Director, and (ii) the Company shall take all necessary actions to cause the vacancy created thereby to be filled as promptly as possible by a new designee of Subscriber. The Company shall not take any action to remove from the Company Board any Director designated by Subscriber without the prior written consent of Subscriber, other than for cause.

(f) The Company shall include each Subscriber Designee in accordance with Section 3.02(a) in the Company’s slate of nominees for election to the Company Board (or if any such Subscriber Designee is not qualified, available, eligible or willing to stand for election or serve as a Director for any reason, then Subscriber shall have the right to appoint a replacement for such Subscriber Designee) for the applicable meeting of the Company’s Shareholders and shall take all necessary actions to cause the appointment of each such designee to the Company Board, including nominating, supporting and recommending that, and soliciting proxies from, the holders of Voting Securities to vote in favor of each of Subscriber Designee at any meeting of the Company’s Shareholders. Subscriber shall not be required to comply with the advance notice provisions generally applicable to the nomination of Directors by the Company.

(g) Neither the Company Board nor any committee thereof shall designate a Person as a nominee for election or appointment to the Company Board until Subscriber has been afforded the opportunity and reasonable time to exercise its rights to appoint the Subscriber Designees (or replacements thereof) in accordance with the terms of this Agreement.

(h) The Company agrees that it shall not increase or decrease the size of the Company Board without the prior written approval of Subscriber or the Subscriber Directors, as applicable.

(i) Elias Nabil Habib shall be appointed as the Chief Executive Officer of the Company, effective as of immediately following the Closing Date on the terms of an employment agreement that has been agreed between the parties as at the date of this Agreement.

Section 3.03 Committees. For so long as this Agreement is in effect, the Company shall take all necessary actions within its control at any given time so as to cause to be appointed to any committee of the Company Board a number of Directors designated by Subscriber that is up to the number of Directors that is proportionate (rounding up to the next whole Director) to the representation that Subscriber is entitled to designate to the Company Board under this Agreement, to the extent such Directors are permitted to serve on such committees under the applicable rules of the Commission and Nasdaq or by any other applicable stock exchange. It is understood by the Parties that Subscriber shall not be required to have its Directors represented on any committee and any failure to exercise such right in this section in a prior period shall not constitute any waiver of such right in a subsequent period. No committee of the Company Board shall have more than three (3) members unless otherwise agreed in writing by Subscriber.

Section 3.04 Information. For so long as Subscriber holds 5% or more of the Voting Power, (a) Subscriber shall have the right to interview and consult with any officers or Representatives of the Company or its Subsidiaries with respect to the Company’s and its Subsidiaries’ business and financial matters, including management’s proposed annual operating plans, and, upon request, members of management will meet with Representatives of Subscriber at mutually agreeable times and places for such consultation, including to review progress in achieving such plans; (b) the Company shall furnish, or cause to be furnished to, Subscriber all available financial and operating data and other information with respect to the business and properties of the Company and its Subsidiaries (including any business plan) as Subscriber may reasonably request, and in any event, if a Director designed by Subscriber is then serving as a Director, with all information provided to Directors; and (c) Subscriber shall have the right, upon reasonable advance notice, to inspect all books and records and properties of the Company and its Subsidiaries at any time.

Article IV
Registration Rights

Section 4.01 Shelf Registration. The Company shall file as promptly as practicable (but no later than thirty (30) days after the date of this Agreement), and shall thereafter use its reasonable best efforts to make and keep effective (including by renewing or refiling upon expiration) until such time that there are no longer any Registrable Securities outstanding, a shelf registration statement permitting the resale from time to time on a delayed or continuous basis pursuant to Rule 415 of the Securities Act (or any successor rule thereto) by Subscriber and its Affiliates of the Registrable Securities, which registration statement shall be filed on (a) Form F-3 or Form S-3, as applicable, or any similar short-form registration statement that may be available at such time, if the Company is then eligible to register a secondary offering on such form (“F-3/S-3 Eligible”), or (b) Form F-1 or Form S-1, as applicable, or any similar long-form registration statement that may be available at such time, if the Company is not then S-3 Eligible. The resale shelf registration statement required by this Section 4.01 shall remain effective as long as any of the Ordinary Shares registered thereon remain Registrable Securities. Once such shelf registration statement has become effective, if the Company is F-3/S-3 Eligible, the Company shall, as promptly as reasonably practicable following the written request of Subscriber for a firm commitment underwritten offering of Registrable Securities (an “Underwritten Offering”) pursuant to such shelf registration statement with anticipated aggregate gross proceeds of at least $10 million (a “Takedown Request”), file a prospectus supplement (a “Takedown Prospectus Supplement”) to such shelf registration statement filed under Rule 424 promulgated under the Securities Act with respect to such Underwritten Offering. Subscriber agrees to provide the Company with such information in connection with a Takedown Request as may be reasonably requested by the Company to facilitate such Takedown Request. A Takedown Request may include a request to consummate a block trade, bought deal, or overnight transaction, in addition to an Underwritten Offering.

Section 4.02 Demand Registrations. At any time at which time the shelf registration statement required pursuant to Section 4.01 shall not be available for the resale of the Registrable Securities or an Underwritten Offering, including if for any reason the Company shall be ineligible to maintain or use a shelf registration statement for a secondary offering, the Company shall, as promptly as reasonably practicable following the written request of Subscriber or any of its Affiliates for registration under the Securities Act of all or part of the Registrable Securities (a “Demand Request”), file a registration statement with the SEC (a “Demand Registration Statement”) with respect to resales of the Registrable Securities pursuant to Subscriber’s or any of its Affiliates’ intended method of distribution thereof or an Underwritten Offering with anticipated aggregate gross proceeds for at least $10 million, and shall, subject to the terms of this Article IV, use its reasonable best efforts to cause such Demand Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after the filing thereof; provided that such Demand Registration Statement shall be filed on (a) Form F-3 or Form S-3, as applicable, or any similar short-form registration statement that may be available at such time for a secondary offering, if the Company is then F-3/S-3 Eligible, or (b) Form F-1 or Form F-1, as applicable, or any similar long-form registration statement that may be available at such time, if the Company is not then F-3/S-3 Eligible. Each Demand Request shall specify the number of Registrable Securities to be registered and the intended method or methods of distribution thereof. Subscriber agrees to provide the Company with such information in connection with a Demand Request as may be reasonably requested by the Company to facilitate such Demand Request.

Section 4.03 Registration Obligations.

(a) Any Takedown Request or Demand Request may be revoked by notice from Subscriber to the Company at any time prior to pricing of the offering, in the case of a Takedown Request, or the effective date of the Demand Registration Statement, in the case of a Demand Request. Subscriber may not make more than one Takedown Request or Demand Request in any seventy (70)-day period, including any Takedown Request or Demand Request that has been revoked as set forth in this Section 4.03(a), it being understood that (i) if any Underwritten Offering is consummated pursuant to a Takedown Request or a Demand Request, such seventy (70)-day period shall commence on the closing date of such offering and (ii) the Company shall not be obligated to effect any Takedown Request or Demand Request if, as of the date of the request, at least three Underwritten Offerings have been consummated within the trailing twelve (12) month period pursuant to a Takedown Request and/or Demand Request.

(b) Notwithstanding anything in this Agreement to the contrary, the Company shall be entitled to postpone and delay, for reasonable periods of time not in excess of forty-five (45) days in any three hundred and sixty-five (365) day period, but in no event more than twice in any three hundred and sixty-five (365) day period (a “Blackout Period”), the filing or effectiveness of any Takedown Prospectus Supplement or Demand Registration Statement or the offer or sale of any Registrable Securities thereunder if, in the good faith judgment of the Company Board, such filing or the offering or sale of any Registrable Securities thereunder would (i) require disclosure of material non-public information which, if disclosed at such time, would not be in the best interests of the Company and its Shareholders, or (ii) have a material adverse effect on the Company such that the Company Board concludes as a result that it is essential to defer the filing of such Takedown Prospectus Supplement or Demand Registration Statement at such time, then in each case the Company shall furnish to the Subscriber a certificate signed by the Chairman of the Board stating that in the good faith judgment of the Company Board it would have a material adverse effect on the Company for such Takedown Prospectus Supplement or Demand Registration Statement to be filed in the near future and that it is therefore essential to defer the filing of such Takedown Prospectus Supplement or Demand Registration Statement; provided that in the event that the Company proposes to register Ordinary Shares, whether or not for sale for its own account, during a Blackout Period, Subscriber and its Affiliates shall have the right to exercise its rights under Section 4.04 with respect to such registration, subject to the limitations contained in this Agreement on the exercise of such rights. Upon written notice by the Company to Subscriber of any such determination, Subscriber shall, except as required by applicable Law, including any disclosure obligations under Section 13 of the Exchange Act, keep the fact of any such notice strictly confidential, and during any Blackout Period, promptly halt any offer, sale, trading or transfer by it of any Ordinary Shares for the duration of the Blackout Period set forth in such notice (or until such Blackout Period shall be earlier terminated in writing by the Company) and promptly halt any use, publication, dissemination or distribution of any prospectus or prospectus supplement covering such Registrable Securities for the duration of the Blackout Period set forth in such notice (or until such Blackout Period shall be earlier terminated in writing by the Company) and, if so directed by the Company, shall deliver to the Company any copies then in its possession of any such prospectus or prospectus supplement.

(c) In connection with any offering pursuant to a Takedown Request or a Demand Registration Statement, the managing underwriter(s) for such offering shall be selected by Subscriber, subject to approval by the Company (which approval shall not be unreasonably withheld, conditioned or delayed).

Section 4.04 Piggyback Registration. If the Company at any time proposes or is required to register any Ordinary Shares under the Securities Act on its behalf or on behalf of any of its Shareholders (other than pursuant to Section 4.01 or Section 4.02), on a form and in a manner that would permit registration of the Registrable Securities (other than in connection with dividend reinvestment plans, rights offerings or a registration statement on Form F-4/S-4, F-6 or S-8 or any similar successor form), the Company shall give Subscriber written notice of its intent to do so not less than fifteen (15) Business Days prior to the contemplated filing date for such registration statement or prospectus supplement (provided that, in the case of a block trade pursuant to an existing shelf registration statement, only two (2) Business Days’ notice shall be required). Upon the written request of Subscriber (a “Piggyback Request”), given within five (5) Business Days (or on the next Business Day in the case of a block trade) following the time that Subscriber was given any such written notice (which request shall specify the number of Registrable Securities requested to be registered on behalf of Subscriber and its Affiliates) (the “Piggyback Securities”), the Company shall include in such registration statement (a “Piggyback Registration”) the number of Registrable Securities set forth in such Piggyback Request.

Section 4.05 Cutbacks. In the event that (A) the Company proposes or is required (other than pursuant to a Takedown Request or Demand Request) to register Ordinary Shares in connection with an Underwritten Offering, (B) Subscriber or its Affiliates have made a Piggyback Request with respect to such offering, and (C) the managing underwriter thereof shall have reasonably advised the Company, Subscriber, Subscriber’s Affiliates or any other holder of Ordinary Shares intending to offer Ordinary Shares in the offering (each, an “Other Holder”) in writing that, in its opinion, the inclusion in the registration statement of some or all of the Ordinary Shares sought to be registered by the Company, Subscriber, Subscriber’s Affiliates or the Other Holder(s) would adversely affect the price or success of the offering, the Company shall include in such registration statement such number of Ordinary Shares as the Company is advised can be sold in such offering without such an effect (the “Maximum Number”) as follows and in the following order of priority:

(a) if such registration is by the Company for its own account, (i) first, such number of Ordinary Shares as the Company proposes to register for its own account up to the Maximum Number, (ii) second, to the extent the number of Ordinary Shares to be included in the registration pursuant to clause (i) is less than the Maximum Number, such number of Registrable Securities as Subscriber and its Affiliates propose to be included pursuant to a Piggyback Request up to the Maximum Number, and (iii) third, to the extent the number of Ordinary Shares to be included in the registration pursuant to clauses (i) and (ii) is less than the Maximum Number, such number of Ordinary Shares as all Other Holders request to be included for their own account, on a pro rata basis up to the Maximum Number; or

(b) if such registration is pursuant to the demand registration rights of one or more Other Holders, (i) first, such number of Ordinary Shares as such Other Holder(s) propose to be included on a pro rata basis up to the Maximum Number, and (ii) second, to the extent the number of Ordinary Shares to be included in the registration pursuant to clause (i) is less than the Maximum Number, such number of Piggyback Securities as Subscriber and its Affiliates propose to be included pursuant to a Piggyback Request on a pro rata basis up to the Maximum Number, and (iii) third, to the extent the number of Ordinary Shares to be included in the registration pursuant to clauses (i) and (ii) is less than the Maximum Number, such number of Ordinary Shares as the Company requests to be included, up to the Maximum Number. In any registration or offering pursuant to a Takedown Request or Demand Request, Subscriber and its Affiliates will be cut back last after the Company and any Other Holders.

Section 4.06 Termination of Registration Obligations. The obligation of the Company to register Registrable Securities pursuant to this Article IV and maintain the effectiveness of any shelf registration statement filed pursuant to Section 4.01 and Section 4.02 shall terminate on the first day on which there are no longer any Registrable Securities outstanding.

Section 4.07 Registration Procedures. (a) If and whenever the Company is required to use reasonable best efforts to effect the registration of any Registrable Securities under the Securities Act as provided in Section 4.01, Section 4.02 and Section 4.03, the Company shall as promptly as reasonably practicable (in each case, to the extent applicable):

(i)  prepare and file with the Commission a registration statement to effect such registration, cause such registration statement to become effective at the earliest possible date permitted under the rules and regulations of the Commission, and thereafter use reasonable best efforts to cause such registration statement to remain effective pursuant to the terms of this Agreement; provided, however, that the Company may discontinue any registration of its securities which are not Registrable Securities at any time prior to the effective date of the registration statement relating thereto; provided, further, that before filing such registration statement or any amendments thereto, the Company will furnish to the counsel selected by Subscriber and its Affiliates (the “Selling Holders”) copies of all such documents proposed to be filed, which documents will be subject to the review of and comment by such counsel (it being understood that counsel to the Selling Holders will conduct its review and provide any comments promptly);

(ii)  prepare and file with the Commission such amendments (including post-effective amendments) and supplements to such registration statement and the prospectus used in connection therewith and any Exchange Act reports incorporated by reference therein as may be necessary to keep such registration statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement until such time as all of such securities have been disposed of in accordance with the intended methods of disposition by the Selling Holder(s) set forth in such registration statement;

(iii)  furnish to each Selling Holder and each underwriter, if any, of the securities being sold by such Selling Holder such number of conformed copies of such registration statement and of each amendment and supplement thereto (in each case including all exhibits), such number of copies of the prospectus contained in such registration statement (including each preliminary prospectus and any summary prospectus) and any other prospectus filed under Rule 424 under the Securities Act, in conformity with the requirements of the Securities Act, and any Issuer Free Writing Prospectus and such other documents as such Selling Holder and underwriter, if any, may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities owned by such Selling Holder;

(iv) use reasonable best efforts to register or qualify such Registrable Securities covered by such registration statement under such other securities Laws or blue sky laws of such jurisdictions as any Selling Holder and any underwriter of the securities being sold by such Selling Holder shall reasonably request, and take any other action which may be reasonably necessary or advisable to enable such Selling Holder and underwriter to consummate the disposition in such jurisdictions of the Registrable Securities owned by such Selling Holder, except that the Company shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not but for the requirements of this clause (iv) be obligated to be so qualified, to subject itself to taxation in any such jurisdiction or to file a general consent to service of process in any such jurisdiction;

(v) use reasonable best efforts to cause such Registrable Securities to be listed on each securities exchange on which similar securities issued by the Company are then listed and, if no such securities are so listed, use reasonable best efforts to cause such Registrable Securities to be listed on Nasdaq or the NYSE, as applicable;

(vi) use reasonable best efforts to cause such Registrable Securities covered by such registration statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the Selling Holder(s) thereof to consummate the disposition of such Registrable Securities;

(vii) in connection with an Underwritten Offering, obtain for each Selling Holder and underwriter:

(A) an opinion of counsel for the Company, covering the matters customarily covered in opinions requested in underwritten offerings and such other matters as may be reasonably requested by such Selling Holder and underwriters, and

(B) a “comfort” letter (or, in the case of any such Person which does not satisfy the conditions for receipt of a “comfort” letter specified in AS 6101 of the Public Company Accounting Oversight Board auditing standards, an “agreed-upon procedures” letter) signed by the independent registered public accountants who have certified the Company’s financial statements included in such registration statement (and, if necessary, any other independent registered public accountant of any Subsidiary of the Company or any business acquired by the Company from which financial statements and financial data are, or are required to be, included in the registration statement);

(viii) promptly make available for inspection by any Selling Holder, any underwriter participating in any disposition pursuant to any registration statement, and any attorney, accountant or other agent or Representative retained by any such Selling Holder or underwriter (collectively, the “Inspectors”), all financial and other records, pertinent corporate documents and properties of the Company (collectively, the “Records”), as shall be reasonably necessary to enable such Selling Holder or underwriter to exercise their due diligence responsibility, and cause the Company’s officers, Directors and employees to supply all information requested by any such Inspector in connection with such registration statement promptly; provided, however, that, unless the disclosure of such Records is necessary to avoid or correct a misstatement or omission in the registration statement or the release of such Records is ordered pursuant to a subpoena or other order from a court of competent jurisdiction, the Company shall not be required to provide any information under this clause (viii) if (A) the Company believes, after consultation with counsel for the Company, that to do so would cause the Company to forfeit an attorney-client privilege that was applicable to such information or (B) if either (1) the Company has requested and been granted from the Commission confidential treatment of such information contained in any filing with the Commission or documents provided supplementally or otherwise or (2) the Company reasonably determines in good faith that such Records are confidential and so notifies the Inspectors in writing unless prior to furnishing any such information with respect to clauses (A) or (B) such holder of Registrable Securities requesting such information agrees, and causes each of its Inspectors, to enter into a confidentiality agreement on terms reasonably acceptable to the Company; and provided, further, that each holder of Registrable Securities agrees that it will, upon learning that disclosure of such Records is sought in a court of competent jurisdiction, give notice to the Company and allow the Company, at its expense, to undertake appropriate action and to prevent disclosure of the Records deemed confidential;

(ix) promptly notify in writing each Selling Holder and the underwriters, if any, of the following events:

(A) the filing of the registration statement, the prospectus or any prospectus supplement related thereto, any Issuer Free Writing Prospectus or post-effective amendment to the registration statement, and, with respect to the registration statement or any post-effective amendment thereto, when the same has become effective;

(B) any request by the Commission for amendments or supplements to the registration statement or the prospectus or for additional information;

(C) the issuance by the Commission of any stop order suspending the effectiveness of the registration statement or the initiation of any proceedings by any Person for that purpose;

(D) when any Issuer Free Writing Prospectus includes information that may conflict with the information contained in the registration statement; and

(E) the receipt by the Company of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the securities or blue sky laws of any jurisdiction or the initiation or threat of any proceeding for such purpose;

(x) notify each Selling Holder, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, upon discovery that, or upon the happening of any event as a result of which, the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and, at the request of any Selling Holder, promptly prepare and furnish to such Selling Holder a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;

(xi) use its reasonable best efforts to obtain the withdrawal of any order suspending the effectiveness of such registration statement;

(xii) otherwise use reasonable best efforts to comply with all applicable rules and regulations of the Commission, and make available to Selling Holders, as promptly as reasonably practicable, an earnings statement covering the period of at least twelve (12) months, but not more than eighteen (18) months, beginning with the first day of the Company’s first full quarter after the effective date of such registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder;

(xiii) use its reasonable best efforts to provide for a third party “market maker” for the Ordinary Shares; provided, however, that the Company shall not be required to serve as such “market maker”;

(xiv) cooperate with any Selling Holder and any underwriter and the managing underwriter to facilitate the timely preparation and delivery of certificates (which shall not bear any restrictive legends unless required under applicable Law), if necessary or appropriate, representing securities sold under any registration statement, and enable such securities to be in such denominations and registered in such names as the managing underwriter or such Selling Holder may request and keep available and make available to the Company’s transfer agent prior to the effectiveness of such registration statement a supply of such certificates as necessary or appropriate;

(xv) have appropriate officers of the Company prepare and make presentations at any “road shows” and before analysts and rating agencies, as the case may be and otherwise use its reasonable best efforts to cooperate as reasonably requested by the Selling Holders and the underwriters in the offering, marketing or selling of the Registrable Securities;

(xvi) cause appropriate officers of the Company, and cause Representatives of the Company’s independent registered public accountants, to participate in any due diligence discussions reasonably requested by any Selling Holder or any underwriter;

(xvii) if requested by any underwriter, agree, and cause the Company and any Directors or officers of the Company to agree, to be bound by customary “lock-up” agreements restricting the ability to dispose of Company securities;

(xviii) if requested by any Selling Holders or any underwriter, promptly incorporate in the registration statement or any prospectus, pursuant to a supplement or post-effective amendment if necessary, such information as such Selling Holders may reasonably request to have included therein, including information relating to the “Plan of Distribution” of the Registrable Securities;

(xix) cooperate and assist in any filings required to be made with FINRA and in the performance of any due diligence investigation by any underwriter that is required to be undertaken in accordance with the rules and regulations of FINRA;

(xx) otherwise use reasonable best efforts to cooperate as reasonably requested by the Selling Holders and the underwriters in the offering, marketing or selling of the Registrable Securities;

(xxi) otherwise use reasonable best efforts to comply with all applicable rules and regulations of the Commission and all reporting requirements under the rules and regulations of the Exchange Act; and

(xxii) use reasonable best efforts to take any action requested by the Selling Holders, including any action described in clauses (i) through (xxi) above to prepare for and facilitate any block trade or other proposed sale of Registrable Securities over a limited timeframe.

The Company may require each Selling Holder and each underwriter, if any, to furnish the Company in writing such information regarding each Selling Holder or underwriter and the distribution of such Registrable Securities as the Company may from time to time reasonably request to complete or amend the information required by such registration statement.

(b) Without limiting any of the foregoing, in the event that the offering of Registrable Securities is to be made by or through an underwriter, the Company shall enter into an Underwriting Agreement with a managing underwriter or underwriters containing representations, warranties, indemnities and agreements customarily included (but not inconsistent with the covenants and agreements of the Company contained herein) by an issuer of ordinary shares in underwriting agreements with respect to offerings of ordinary shares for the account of, or on behalf of, such issuers. In connection with any offering of Registrable Securities registered pursuant to this Agreement, the Company shall furnish to the underwriter, if any (or, if no underwriter, the Selling Holder), unlegended certificates representing ownership of the Registrable Securities being sold (unless, in the Company’s sole discretion, such Registrable Securities are to be issued in uncertificated form pursuant to the customary arrangements for issuing shares in such form), in such denominations as requested and instruct any transfer agent and registrar of the Registrable Securities to release any stop transfer order with respect thereto.

(c) Each Selling Holder agrees that upon receipt of any notice from the Company of the happening of any event of the kind described in Section 4.07(a)(ix), such Selling Holder shall forthwith discontinue such Selling Holder’s disposition of Registrable Securities pursuant to the applicable registration statement and prospectus relating thereto until such Selling Holder’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 4.07(a)(x) and, if so directed by the Company, deliver to the Company, at the Company’s expense, all copies, other than permanent file copies, then in such Selling Holder’s possession of the prospectus current at the time of receipt of such notice relating to such Registrable Securities.

Section 4.08 Registration Expenses.

(a) All expenses incident to the Company’s performance of, or compliance with, its obligations under this Agreement, including (i)(A) all registration and filing fees, (B) all fees and expenses associated with filings required to be made with FINRA (including, if applicable, the fees and expenses of any “qualified independent underwriter” as such term is defined in FINRA Rule 5121 or the equivalent rule incorporated into the FINRA rulebook), (C) all fees and expenses of compliance with securities and “blue sky” laws, (D) all printing (including expenses of printing certificates, if any, for the Registrable Securities in a form eligible for deposit with the Depository Trust Company and of printing prospectuses if the printing of prospectuses and Issuer Free Writing Prospectuses is requested by a holder of Registrable Securities or underwriter) and copying expenses, (E) all messenger and delivery expenses, (F) all fees and expenses of the Company’s independent certified public accountants and counsel (including with respect to “comfort” letters, “agreed-upon procedures” letter and opinions), (G) reasonable fees and expenses of counsel to Subscriber and the other Selling Holders (who shall be selected by Subscriber), (H) except as provided in clause (b) below, the fees and expenses of every nationally recognized investment bank engaged in connection with a Takedown Request, Demand Registration Statement or a Piggyback Registration, (collectively, the “Registration Expenses”) and (ii) any expenses described in clauses (i)(A) through (H) above incurred in connection with the marketing and sale of Registrable Securities (“Offering Expenses”) shall be borne by the Company, regardless of whether a registration is effected, marketing is commenced or sale is made. The Company shall pay its internal expenses (including all salaries and expenses of its officers and employees performing legal or accounting duties, the expense of any annual audit and the expense of any liability insurance) and the expenses and fees for listing the securities to be registered on each securities exchange and included in each established over-the-counter market on which similar securities issued by the Company are then listed or traded.

(b) Each Selling Holder shall pay its portion of all underwriting discounts and commissions and transfer taxes, if any, relating to the sale of such Selling Holder’s Registrable Securities pursuant to any registration.

Article V

PRE-EMPTIVE RIGHTS

Section 5.01 Pre-Emptive Rights.

(a) To the extent permitted under the Nasdaq rules, Subscriber or any one or more of its Affiliates designated by Subscriber shall have the option and right (but not the obligation) to participate in any Equity Issuance by purchasing up to Subscriber’s and such Affiliates’ Pro Rata Portion of such Equity Issuance at the Equity Issuance Price and otherwise upon the same terms and conditions as offered to other investors in the Equity Issuance. The Company shall take any and all actions, or cause such actions to be taken, as are necessary or appropriate to allow Subscriber or its Affiliates, as applicable, to participate fully in every Equity Issuance in accordance with the provisions of this Agreement, subject to compliance with applicable Law and the listing standards of the Nasdaq or such other stock exchange upon which the Ordinary Shares are listed.

(b) In the event the Company proposes to undertake an Equity Issuance, the Company shall, at least fifteen (15) Business Days (or in the case of an Equity Issuance pursuant to an Underwritten Offering, two (2) Business Days) prior to the proposed Equity Issuance, give Subscriber written notice of its intention, describing the type of Equity Interests, the price at which such securities are proposed to be issued (or, in the case of an underwritten or a privately placed offering in which the price is not known at the time the notice is given, the method of determining the price and an estimate thereof), and all material terms and conditions upon which the Company proposes to effect the Equity Issuance. Subscriber and its Affiliates shall have fifteen (15) Business Days (or in the case of an Equity Issuance pursuant to an Underwritten Offering, two (2) Business Days) from the date Subscriber receives notice of the proposed Equity Issuance to elect to purchase their Pro Rata Portion of such Equity Issuance for the consideration and upon the terms and conditions specified in the notice by giving written notice to the Company and stating therein the quantity of Equity Interests to be so purchased.

(c) In the event that neither Subscriber nor any of its Affiliates exercise the right set forth in Section 5.01(b) above within the applicable period set forth therein, the Company shall have ninety (90) days thereafter to sell to other investors the Equity Interests in respect of which such pre-emptive rights were not exercised, at the same price and on substantially the same terms and conditions as those set forth in the Company’s notice to Subscriber. In the event that the Company has not sold the Equity Interests within such ninety (90) day period, the Company shall not thereafter issue or sell any Equity Interests without first again offering the applicable Pro Rata Portion of such securities to Subscriber and its Affiliates in the manner provided in this Section 5.01.

Article VI
Waiver of Corporate opportunities

Section 6.01 Waiver of Corporate Opportunities. The Company acknowledges that Subscriber and its Affiliates own or manage other businesses and Persons, including businesses that may compete with the Company or the other Shareholders. Without any accountability to the Company or any Shareholder by virtue of this Agreement:

(a) each of Subscriber and its Affiliates, and their respective officers, directors, shareholders, partners, stockholders, employees, agents and Representatives, and each Director designated by Subscriber or its Affiliates (collectively, the “Corporate Opportunities Group”), shall not in any way be prohibited or restricted from engaging or investing in, independently or with others, any business opportunity of any type or description, including those business opportunities that might be the same or similar to the business of the Company or its Subsidiaries;

(b) the Company and its Subsidiaries shall not have any right in or to such other business opportunities of Subscriber or any Person in the Corporate Opportunities Group or to the income or proceeds derived therefrom;

(c) neither Subscriber nor any Person in the Corporate Opportunities Group shall be obligated to present any business opportunity to the Company or its Subsidiaries or any other Person, even if the opportunity is of the character that, if presented to the Company or its Subsidiaries, could be taken by the Company or its Subsidiaries; and

(d) each of Subscriber and the Persons in the Corporate Opportunities Group shall have the right to hold any such business opportunity for its own account or to recommend such opportunity to Persons other than the Company, its Subsidiaries or any other Shareholder.

Article VII
INDEMNIFICATION

Section 7.01 General Indemnification. The Company shall, and it hereby agrees to, indemnify and hold harmless Subscriber and each of the officers, directors, employees, members, managers, partners and agents or Affiliates of Subscriber from and against any and all losses, claims, damages, liabilities and expenses (including reasonable expenses of investigation and reasonable attorneys’ fees and expenses) (collectively, the “Losses”), in each case, based on, arising out of, resulting from or in connection with any Proceeding, based on, arising out of, pertaining to or in connection with Subscriber’s status as an equityholder of the Company and (a) the ownership or the operation of the assets or properties, and the operation or conduct of the business of, including contracts entered into by, the Company or its Subsidiaries, whether before, on or after the date hereof or (b) any other activity that the Company or its Subsidiaries engages in; provided, that for the avoidance of doubt, the Company shall have no obligation to indemnify Subscriber or any and each of the officers, directors, employees, members, managers, partners and agents or Affiliates of Subscriber against any Losses arising in connection with the Transaction Agreement or as a result of any Losses resulting from, in and of itself, a decrease in the price of such Person’s securities of the Company.

Section 7.02 Indemnification and Contribution in respect of Registration Rights.

(a) The Company shall, and it hereby agrees to, indemnify and hold harmless Subscriber and each of the officers, directors, employees, members, managers, partners and agents or Affiliates of Subscriber and their controlling Persons, if any, in any offering or sale of the Registrable Securities, including pursuant to Section 4.01, Section 4.02 or Section 4.04, from and against any and all Losses, in each case, based on, arising out of, resulting from or in connection with any Proceeding, to which each such indemnified party may become subject, insofar as such Proceedings (including any amounts paid in settlement effected with the consent of the Company as provided herein), arise out of, relate to, are in connection with, or are based upon an untrue statement or alleged untrue statement of a material fact contained in any registration statement, or any Issuer Free Writing Prospectus, or any preliminary or final prospectus contained therein, or any amendment or supplement thereto, or any document incorporated by reference therein, or arise out of, relate to, are in connection with, or are based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; provided, however, that the Company shall not be liable to any such Person in any such case to the extent that any such Proceedings arise out of, relate to, are in connection with, or are based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, or any Issuer Free Writing Prospectus, or preliminary or final prospectus, or amendment or supplement thereto, in reliance upon information furnished to the Company by Subscriber, any of its Affiliates, any underwriter or any Representative of Subscriber, expressly for use therein.

(b) Subscriber shall, and hereby agrees to, indemnify and hold harmless the Company, its Directors, officers, employees and controlling Persons, if any, in any offering or sale of Registrable Securities from and against any and all Losses, in each case, based on, arising out of, resulting from or in connection with any Proceedings to which each such indemnified party may become subject, insofar as such Proceedings (including any amounts paid in settlement as provided herein), arise out of, relate to, are in connection with, or are based upon an untrue statement or alleged untrue statement of a material fact contained in any registration statement, or any preliminary or final prospectus contained therein, or any amendment or supplement thereto, or any document incorporated by reference therein, or arise out of, relate to, are in connection with, or are based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case only to the extent that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company by Subscriber expressly for use therein.

(c) Subscriber and the Company agree that if, for any reason (other than as specified therein), the indemnification provisions contemplated by Section 7.01, Section 7.02(a) or Section 7.02(b), as applicable, are unavailable to or are insufficient to hold harmless an indemnified party in respect of any Proceedings referred to therein, then each Indemnifying Party shall contribute to the amount paid or payable by such indemnified party as a result of such Proceedings in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party, on the one hand, and the indemnified party, on the other hand, with respect to the applicable offering of securities. The relative fault of such Indemnifying Party and indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by such Indemnifying Party or by such indemnified party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. If, however, the allocation in the first sentence of this Section 7.02(c) is not permitted by applicable Law, then each Indemnifying Party shall contribute to the amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative fault, but also the relative benefits of the Indemnifying Party and the indemnified party, as well as any other relevant equitable considerations. The Parties agree that it would not be just and equitable if contributions pursuant to this Section 7.02(c) were to be determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the preceding sentences of this Section 7.02(c). The amount paid or payable by an indemnified party as a result of the Proceedings referred to above shall be deemed to include (subject to the limitations set forth in Section 7.03) any actual and documented out-of-pocket legal or other out-of-pocket fees or expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action, proceeding or claim. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. No Person shall be liable for any amount of contribution if such Person would not be required to indemnify for such amount hereunder.

Section 7.03 Indemnification Procedures.

(a) If an indemnified party shall desire to assert any claim for indemnification provided for under Section 7.02 in respect of, arising out of or involving a Proceeding against the indemnified party, such indemnified party shall notify the Company or Subscriber, as the case may be (the “Indemnifying Party”), in writing of such Proceeding, the amount or the estimated amount sought thereunder to the extent then ascertainable (which estimate shall not be conclusive of the final amount of such Proceeding), any other remedy sought thereunder, any relevant time constraints relating thereto and, to the extent practicable, any other material details pertaining thereto (a “Proceeding Notice”) promptly after receipt by such indemnified party of written notice of the Proceeding; provided, however, that failure to provide a Proceeding Notice shall not affect the indemnification obligations provided hereunder except to the extent the Indemnifying Party shall have been materially prejudiced by such failure to provide such notice on a timely basis. The indemnified party shall deliver to the Indemnifying Party, promptly after the indemnified party’s receipt thereof, copies of all notices and documents (including court papers) received by the indemnified party relating to the Proceeding; provided, however, that failure to provide any such copies shall not affect the indemnification obligations provided hereunder except to the extent the Indemnifying Party shall have been materially prejudiced by such failure.

(b) If a Proceeding is made against an indemnified party, the Indemnifying Party shall be entitled to participate in the defense thereof and, if it so chooses and acknowledges without reservation its obligation to indemnify the indemnified party therefore, to assume the defense thereof with separate counsel selected by the Indemnifying Party and reasonably satisfactory to the indemnified party. Should the Indemnifying Party so elect to assume the defense of a Proceeding, the Indemnifying Party shall not be liable to the indemnified party for legal expenses subsequently incurred by the indemnified party in connection with the defense thereof, unless the Proceeding involves potential conflicts of interest or there may be defenses available to the indemnified party which are different from or in addition to the defenses available to the Indemnifying Party. If the Indemnifying Party assumes such defense, the indemnified party shall have the right to participate in the defense thereof and to employ counsel, at its own expense (except as provided in the immediately preceding sentence), separate from the counsel employed by the Indemnifying Party. The Indemnifying Party shall be liable for the actual and documented out-of-pocket fees and expenses of counsel reasonably incurred by the indemnified party for any period during which the Indemnifying Party has not assumed the defense thereof and as otherwise contemplated by the two immediately preceding sentences. If the Indemnifying Party chooses to defend any Proceeding, the other Party shall reasonably cooperate in the defense or prosecution thereof. Such cooperation shall include the retention and (upon the Indemnifying Party’s written request) the provision to the Indemnifying Party of records and information that are reasonably relevant to such Proceeding, and use of reasonable efforts to make employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Whether or not the Indemnifying Party shall have assumed the defense of a Proceeding, the indemnified party shall not admit any liability with respect to, or settle, compromise or discharge, such Proceeding without the Indemnifying Party’s prior written consent. The Indemnifying Party may pay, settle or compromise a Proceeding without the written consent of the indemnified party, so long as such settlement (i) includes an unconditional release of the indemnified party from all Liability in respect of such Proceeding, (ii) does not subject the indemnified party to any injunctive relief or other equitable remedy, and (iii) does not include a statement or admission of fault, culpability or failure to act by or on behalf of any indemnified party.

Article VIII

Miscellaneous

Section 8.01 Amendments and Waivers. This Agreement may not be amended or modified except by an instrument in writing signed on behalf of each of the Parties. Each Party may (a) extend the time for performance of any of the obligations or other acts of the other Party, (b) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or (c) waive compliance with any of the conditions for the benefit of such Party contained in this Agreement; provided that (i) any such extension or waiver by a Party will be valid only if set forth in a written document signed on behalf of the Party against whom such extension or waiver is to be effective; (ii) no extension or waiver will apply to any time for performance, inaccuracy in any representation or warranty or noncompliance with any condition, as the case may be, other than that which is specified in the written extension or waiver and (iii) no failure or delay by a Party in exercising any right or remedy under this Agreement and no course of dealing between the Parties, operates as a waiver of such right or remedy, and no single or partial exercise of any such right or remedy precludes any other or further exercise of such right or remedy or the exercise of any other right or remedy.

Section 8.02 Further Actions; Conflicts. Each of the Parties agrees to use its reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to give effect to the transactions contemplated by this Agreement. The Parties agree to take all reasonable actions within its control so as to cause the Governing Documents of the Company to be conformed to this Agreement to the extent permitted by Law; provided that in the event of a conflict between the Governing Documents of the Company and this Agreement, the Parties agree that this Agreement shall control.

Section 8.03 Assignment. This Agreement and the rights and obligations hereunder may not be assigned, delegated or otherwise transferred by any Party (whether by operation of Law or otherwise) without the prior written consent of the other Party; provided that Subscriber may assign, without the prior consent of the other Parties, all or any of its rights and obligations hereunder to any Affiliate of Subscriber so long as Subscriber continues to remain liable for all of such obligations as if no such assignment had occurred. Notwithstanding the foregoing, Subscriber may assign its registration rights in Article IV in connection with any transfer of its Ordinary Shares. Any attempted assignment in violation of this Section 8.03 shall be null and void and of no effect.

Section 8.04 Term and Termination. The term of this Agreement shall commence and become effective immediately on the date of this Agreement. This Agreement shall terminate and be of no further force or effect upon (a) the first day on which Subscriber’s Voting Power is less than 5% or (b) the mutual written agreement of Subscriber and the Company; provided that the following shall survive the termination of this Agreement: (i) this Section 8.04, Section 4.08, Article VII, Section 8.08, Section 8.14, Section 8.15 and Section 8.16, and (ii) any registration rights vested as of the date of termination of this Agreement. The termination of this Agreement shall not relieve any Party from any liability for any breach by a Party of this Agreement occurring prior to such termination.

Section 8.05 Recapitalizations, Exchanges, Etc. Affecting the Ordinary Shares. The provisions of this Agreement shall apply, to the full extent set forth herein, with respect to any Voting Securities and to any and all equity or debt securities of the Company or any successor or permitted assign of the Company (whether by merger, consolidation, sale of assets, or otherwise) which may be issued in respect of, in exchange for, or in substitution of, such Voting Securities and shall be appropriately adjusted for any share dividends, splits, reverse splits, combinations, reclassifications, recapitalizations, reorganizations and the like occurring after the date hereof.

Section 8.06 Transaction Documents. The Company and Subscriber shall not amend or otherwise modify any provision in the Sub-licensing Agreement, the Shared Services Agreement, the Transition Services Agreement, the Trademark License Agreement or the Orion+ Carriage Agreement in any manner that would affect adversely the rights thereunder of the Company without the prior written consent of the Legacy Directors so long as such Legacy Directors are serving as Directors.

Section 8.07 No Third-Party Beneficiaries. This Agreement shall be binding upon and inure solely and exclusively to the benefit of the Parties and their successors and permitted assigns, and nothing herein expressed or implied shall give, or be construed to give, to any Person, other than (a) the Parties and such successors and permitted assigns and (b) as expressly set forth in Section 3.02(c), any legal or equitable right, remedies or claims under or with respect to this Agreement or any provisions hereof.

Section 8.08 Expenses. Except as otherwise provided in this Agreement, all fees, costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such fees, costs or expense.

Section 8.09 Rule 144. The Company covenants and agrees that it shall file the reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the Commission thereunder (or, if it is not required to file such reports, it will, upon the request of any holder of Registrable Securities, make publicly available other information so long as necessary to permit sales in compliance with Rule 144 under the Securities Act), and it shall take such further reasonable action, to the extent required from time to time to enable such holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 under the Securities Act, as such Rule 144 may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission. Upon the reasonable request of any holder of Registrable Securities, the Company shall deliver to such holder a written statement as to whether it has complied with such information and filing requirements.

Section 8.10 Notices. All notices, consents, and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand, (b) when received by the addressee if sent by an internationally recognized courier (receipt requested) or (c) on the date sent by e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient. Such communications must be sent to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 8.10):

If to the Company, to:

Anghami Inc.

122-16th Floor, Al-Khatem Tower

WeWork Hub71Abu Dhabi Global Market Square

Al Maryah Island, Abu Dhabi

United Arab Emirates Attention: Elias Habib

E-mail: elie@anghami.com and legal@anghami.com

with a copy (which shall not constitute notice) to:

Norton Rose Fulbright US LLP

2200 Ross Avenue, Suite 3600

Dallas, Texas 75201

Attention: Blake Redwine, Esq. and Ayse Yüksel Mahfoud, Esq.

E-mail: blake.redwine@nortonrosefulbright.com

ayse.yuksel@nortonrosefulbright.com

If to Subscriber, to:

OSN Streaming Limited

OSN Building, Dubai Media City

Dubai UAE

Attention: General Counsel

E-mail: legal@osn.com

with a copy (which shall not constitute notice) to:

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue, 31st Floor

New York, NY 10022

Attention: Paul K. Humphreys, Esq.

E-mail: Paul.Humphreys@freshfields.com

Section 8.11 Entire Agreement. This Agreement (including all Exhibits, Schedules and Annexes to this Agreement and any joinders entered into in connection herewith), the Transaction Agreement and the other Transaction Documents, contain the entire agreement and understanding between or among the Parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings (whether oral or written) between or among the Parties and their respective Affiliates with respect to the subject matter hereof and thereof.

Section 8.12 Severability. If any term or other provision of this Agreement (or any portion thereof) or the application of any such term or provision (or any portion thereof) to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a Governmental Authority of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision hereof (or the remaining portion thereof) or the application of such term provision to any other Persons or circumstances which shall remain in full force and effect so long as either the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner adverse to any Party or such Party waives its rights under this Section 8.12 with respect thereto. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to replace such invalid, illegal or unenforceable term or provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such invalid, illegal or unenforceable provision.

Section 8.13 Specific Performance. The Parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement in each case, without proof of actual damages (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at Law or in equity. The Parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

Section 8.14 Governing Law. This Agreement and all Proceedings (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the actions of Subscriber or the Company in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with, the internal Law of the State of New York, without giving effect to any choice or conflict of laws provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York.

Section 8.15 Disputes; Arbitration.

(a) The provisions of this Section 8.15 apply to any dispute, controversy, conflict or claim, including any claim in tort, in equity or pursuant to statute, arising out of, in relation to or in connection with this Agreement or any Transactions, including any questions regarding its existence, validity, interpretation, scope, performance, enforceability or termination (“Dispute”).

(b) A Party claiming that a Dispute has arisen shall give written notice to the other Party setting out such Party’s factual and legal basis for the Dispute (a “Dispute Notice”). Within fourteen (14) days after receipt of the Dispute Notice, the receiving Party shall provide a written response setting out its position regarding the Dispute, including the factual and legal basis therefor. Upon receipt of the Dispute Notice, the Parties shall use reasonable best efforts to settle the Dispute, including by having their respective designated senior representatives negotiate in good faith. If the Dispute is not resolved within forty-five (45) days of receipt of the Dispute Notice or such further period as the relevant Parties shall agree in writing, the Dispute shall be resolved through arbitration as provided below.

(c) Any Dispute not resolved pursuant to Section 8.15(b) above shall be referred to and finally settled under the Rules of Arbitration of the International Chamber of Commerce (“ICC Rules”), as modified herein or as may be otherwise agreed by the relevant Parties in writing. Either Party to the Dispute may initiate the arbitration process.

(d) The number of arbitrators shall be three (3). Claimant shall nominate one (1) arbitrator in its request for arbitration, and respondent shall nominate one (1) arbitrator within thirty (30) days of the receipt of the request for arbitration. The third arbitrator, who shall be the chair of the tribunal, shall be nominated by the two (2) party-nominated arbitrators within thirty (30) days after the nomination of the later-nominated arbitrator. The Parties agree that the chairperson of the tribunal shall be qualified to practice law in a common law jurisdiction and may be a U.S. national.

(e) The place and the seat of the arbitration shall be New York, NY, and the language of the arbitration shall be English. All documents submitted in connection with the arbitration shall be in English, or, if in another language, accompanied by an English translation.

(f)  Notwithstanding anything to the contrary in this Section 8.15, and without limiting the scope of any provision in the ICC Rules, each Party (i) shall have the right to seek pre-arbitral preliminary, interim, conservatory or interlocutory relief or injunctions directly before any court of competent jurisdiction, and (ii) submits to the non-exclusive jurisdiction of the courts of the State of New York or the courts of the United States located in the Borough of Manhattan, New York City, NY for the purposes set forth in Section 8.15(f)(i). For purposes of this Section 8.15(f), each Party hereby consents to service of process in any such Proceeding in any manner permitted by the Laws of New York and further consents to service of process in the manner and at the address provided for notices in Section 8.10.

(g) All aspects of any arbitration hereunder, including the existence and nature of the Dispute, the pleadings and the venue and timing of resolution, shall be confidential and not disclosed by a Party to any third-party, except as required by applicable Law, to fulfill a legal duty, including under lending agreements, or to protect or pursue a legal right, or enforce or challenge an award. Each Party shall ensure that fact and expert witnesses, Party employees, lawyers and consultants involved in the arbitration (or retained to assist a Party), or any other individual who participates in some form in the arbitration, agree to be bound by these confidentiality obligations.

(h) Notwithstanding anything to the contrary contained in Section 8.08, any costs, fees or Taxes incident to enforcing the award shall, to the maximum extent permitted by Law, be charged against the Party resisting such enforcement.

(i) Judgment upon the award may be entered by any court having jurisdiction thereof or having jurisdiction over the relevant Party or its assets or properties.

Section 8.16 Waiver of Jury Trial. EACH PARTY HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OTHER TRANSACTION CONTEMPLATED BY THIS AGREEMENT. EACH PARTY: (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.16.

Section 8.17 Counterpart Execution and Facsimile Delivery. This Agreement may be executed and delivered (including by portable document format (PDF) transmission) in any number of counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective officers thereunto duly as of the date first above written.

OSN STREAMING LIMITED

By:	/s/ Fiona Robertson
	Name:	Fiona Robertson
	Title:	Authorised Signatory

By:	/s/ Joseph El Kawkabani
	Name:	Joseph El Kawkabani
	Title:	Authorised Signatory

[Signature Page to Registration Rights Agreement (OSN Streaming Ltd)]

ANGHAMI INC.

By:	/s/ Edgard Maroun
	Name:	Edgard Maroun
	Title:	Chief Executive Officer

[Signature Page to Registration Rights Agreement (Anghami)]